

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2015

Via e-mail
Mr. Mark E. Yale
Executive Vice President and Chief Financial Officer
WP Glimcher Inc.
180 East Broad Street
Columbus, Ohio 43215

> **Re: Washington Prime Group Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **Form 10-Q for the Period Ended March 31, 2015**
> **Filed May 7, 2015**
> **Form 8-K/A**
> **Filed March 17, 2015**
> **File No. 001-36252**

Dear Mr. Yale:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Accountant